UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2004

Pine Valley Mining Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Brtish Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

501-535 Thurlow Street Vancouver, BC V6E 3L2
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

VANCOUVER, BRITISH COLUMBIA, December 30, 2004 – Pine Valley Mining Corporation
(TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) is pleased to announce that it has completed the previously disclosed amended debt financing with The Rockside Foundation (“Rockside”).

The terms of the amended debt financing provided by Rockside are as follows.
Company will be able to draw a second tranche of the loan in the amount of
US$5,100,000 between December 27 and January 7. This will increase the overall amount of the loan from Rockside by an additional US$1,850,000. The aggregate principal sum of the loan from Rockside will be US$8,850,000.

The Company will pay interest on the outstanding principal at the rate of 10%
per annum payable monthly. In addition the Company issued 104,736 shares to
Rockside as consideration for providing the US$3,750,000 first tranche of the loan, the share value being equivalent to 10% of the principal amount of the first tranche, converted into Canadian dollars, and using as the share price weighted average share price for the 10 trading days on the TSX Venture prior to funding. Bonus shares will be issued for the US$5,100,000 second tranche, the share value being equivalent to 1% of the principal amount of the loan advanced per five week period to a maximum of 10% until the loan is again converted into Canadian dollars, and using as the share price the average share price for the 10 trading days on the TSX Venture Exchange prior funding.

The principal will be repaid from operating cash flow or from the net proceeds of any subsequent asset sale or financing.  The loan may be repaid at any time prior to maturity, without notice or penalty. The funds will be used for development of the Willow Creek Mine and for general corporate purposes.

The loan is secured by a second interest in all of the assets and undertaking
Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and
Valley Coal Ltd., subordinated to the security granted by the Company to Mitsui
Matsushima Canada Ltd. and Marubeni Corporation.

To the knowledge of the Company The Rockside Foundation owns 19.93% of the
Company as of today and excluding the bonus shares which will be issued as a result of the Company drawing down US$5,100,000 of the credit facility. The
Rockside Foundation is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and risks associated with mining operations, the Company’s need for and of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the and Exchange Commission and Canadian securities regulators, including the
Company’s Form 20-F dated September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pine Valley Mining Corporation

Date: December 30, 2004	By:	Graham Mackenzie
	Name:	Graham Mackenzie
	Title:	President & CEO